UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES ACT OF 1933 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13
AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


Commission file number 333-37107-03

ADVANTA Revolving Home Equity Loan Trust 1997-A
(Exact name of registrant as specified in its charter)


c/o Bankers Trust Company
4 Albany Street
New York, NY   10015
(212) 250-2500

ADVANTA Revolving Home Equity Loan Asset-Backed Certificates,
Series 1997-A, Class A Certificates
(Title of each class of securities covered by this Form)


     None
(Titles of all other classes of securities for which a duty to file reports under section
13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend duty to file reports:

Rule 12g-4(a)(      [  ]      Rule 12h-3(b)(1)      [  ]
Rule 12g-4(a)(      [  ]      Rule 12h-3(b)(1)      [  ]
Rule 12g-4(a)(      [  ]      Rule 12h-3(b)(2)      [  ]
Rule 12g-4(a)(      [  ]      Rule 12h-3(b)(2)      [  ]
                              Rule 15d-6            [X]


Approximate number of holders of record as of the certification or notice date:  3

         Pursuant to the requirements of the Securities
Exchange Act of 1934, the ADVANTA Revolving Home Equity
Loan Trust 1997-A has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person:

ADVANTA Mortgage Corp., USA,
as Master Servicer and on behalf of

ADVANTA Revolving Home Equity Loan Trust 1997-A
                 Registrant


BY;      /s/ William P. Garland
              William P. Garland
              Senior Vice President
              Loan Service Administration



July 31, 1998